Exhibit 99.1

DLocal Limited Reports 2021 Second Quarter Financial Results

US$1.5 billion Total Payment Volume, up 319% year-over-year

Revenues of US$59.0 million, up 186% year-over-year

44% Adj EBITDA Margin, up 384 bps year-over-year

dLocal reports in US dollars and in accordance with IFRS as issued by the IASB

Montevideo, Uruguay August 18, 2021 (GLOBE NEWSWIRE) — DLocal Limited (“dLocal”, “we”, “us”, and “our”) (NASDAQ:DLO), a technology-first payments platform today announced strong financial results for the second quarter ended June 30, 2021.

“Global merchants around the world are choosing dLocal to connect with billions of consumers in emerging markets,” said Sebastian Kanovich, dLocal’s CEO. “Our singular focus is on making the complex simple, redefining the online payments experience in emerging markets. Through one direct API, one technology platform, and one contract, which we collectively refer to as the One dLocal model, we enable global enterprise merchants to get paid (pay-in) and to make payments (pay-out) online in a safe and efficient manner.”

Second Quarter 2021 Financial Highlights

•

Total Payment Volume (“TPV”) reached US$1.5 billion in the quarter, representing 319% year-over-year growth compared to TPV of US$ 348 million in the second quarter of 2020 and 57% growth compared to TPV of US$926 million in the first quarter of 2021.

•

Revenues in the second quarter of 2021 amounted to US$59.0 million, representing 186% year-over-year growth compared to revenues of US$ 20.6 million in the second quarter of 2020 and 46% growth compared to revenues of $40.3 million in the first quarter of 2021.

•	Adjusted EBITDA was US$25.9 million in the second quarter of 2021 compared to US$8.3 million in the second quarter of 2020 and US$17.8 million in the first quarter of 2021.

•	Adjusted EBITDA Margin was 44% in the second quarter of 2021 compared to 40% in the second quarter of 2020 and 44% in the first quarter of 2021.

•

Net income for the second quarter of 2021 was US$17.7 million, or US$0.057 per diluted share, compared with net income of US$7.4 million, or US$ 0.026 per diluted share, for the second quarter of 2020 and with net income of US$16.9 million, or US$0.058 per diluted share, for the first quarter of 2021.

•

Net income of the second quarter of 2021 includes one-off expenses of US$3.0 million related to dLocal’s initial public offering (the “IPO”) and US$0.3 million of expenses related to the asset acquisition of PrimeiroPay.

•

As of June 30, 2021, dLocal had US$267.2 million in cash, cash equivalents and marketable securities, compared with US$128.8 million as of March 31, 2021. The increase of US$138.5 reflects an increase of US$114.9 million in our funds (including US$87.1 million of net proceeds from the IPO) and US$23.6 million in funds from our merchants with respect to the first quarter of 2021.

The following table summarizes our key performance metrics:

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	(in millions of US$ except for %)
Key Performance Metrics
TPV	1,456	348	2,381	736
TPV GROWTH YoY	319%	17%	224%	36%
Revenue	59.0	20.6	99.2	38.6
Revenue Growth YoY	186%	48%	157%	78%
Adj. EBITDA	25.9	8.3	43.8	15.7
Adj. EBITDA Margin	44%	40%	44%	41%

Second Quarter 2021 Business Highlights

•

The strong growth in the quarter is attributable to the accelerated performance of dLocal’s enterprise merchants, particularly in the advertising, retail, and streaming industries. In addition, dLocal saw the continued recovery of ride hailing and travel industries, which had been adversely affected during the early stages of the COVID-19 pandemic in the second quarter of 2020.

•

Revenue from Existing Merchants increased by US$19.7 million in the second quarter of 2021. The net revenue retention rate, or NRR, in the second quarter of 2021 improved to 196% compared with 159%[1] in the fiscal year 2020.

•	Revenues from New Merchants increased by US$18.6 million in the second quarter of 2021 compared to US$9.5 million in the whole fiscal year 2020.

•

dLocal continued to focus on its expansion efforts and added Vietnam, Malaysia, and Guatemala to its geographic network during the quarter, bringing the total number of countries in which dLocal makes its services available to 30.

•

On average, Enterprise Global Merchants used dLocal’s platform in nearly seven different countries and 62 payment methods in the second quarter of 2021, compared to nearly six different countries and 44 payment methods in 2020 and nearly six different countries and 53 payment methods in the first quarter of 2021.

•

dLocal launched a pilot for a Direct Issuing Product, an issuance-as-a-service solution. The Direct Issuing Product enables merchants to create new lines of revenue and easily issue prepaid cards in local currencies to their customers or business partners, potentially reaching millions of consumers in emerging markets.

•

On April 1, 2021, dLocal completed the asset acquisition of PrimeiroPay for a purchase price of US$40.0 million, of which US$38.7 million was immediate cash consideration and US$1.3 million was contingent consideration. The transaction provides dLocal with targeted access to certain global merchants.

[1]	Including the effect in 2019 of a warrant with a merchant (valued at US$4.3 million, which was a negative adjustment to revenue for such year), the NRR would have been 171%.

Conference Call and Webcast

dLocal’s management team will host a conference call and audio webcast on August 18, 2021 at 4:30 p.m. Eastern Time. The conference call may be accessed by dialing (877) 825-4815 / (602) 563-8526 (Conference ID – 4895473 –) and requesting inclusion in the call for dLocal.

The live conference call can be accessed via audio webcast at the investor relations section of dLocal’s website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in 30 countries across APAC, the Middle East, Latin America, and Africa. Through the “One dLocal” platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and payout processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Definition of Selected Operational Metrics

“API” means application programming interface, which is a general term for programming techniques that are available for software developers when they integrate with a particular service or application. In the payments industry, APIs are usually provided by any party participating in the money flow (such as payment gateways, processors, service providers) to facilitate the money transfer process.

“Enterprise Global Merchants” means merchants with at least US$6 million of annual TPV used in our platform.

“Local payment methods” refers to any payment method that is processed in the country where the end user of the merchant sending or receiving payments is located, which include credit and debit cards, cash payments, bank transfers, mobile money, and digital wallets.

“NRR” means net revenue retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the current period revenue by the prior period revenue. The prior period revenue is the revenue billed by us to all of our merchant customers in the corresponding period for the prior fiscal year. The current period revenue is the revenue billed by us in the corresponding period for the current fiscal year to the same merchant customers included in the calculation of the prior period revenue. Current period revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers on-boarded during the last 12 months.

“Pay-in” means a payment transaction whereby dLocal’s merchant customers receive payment from their customers.

“Pay-out” means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal’s merchant customers.

“Revenue from New Merchants”: means the revenue billed by us to merchant customers that we did not bill revenues in the same quarter (or period) of the prior year.

“Revenue from Existing Merchants”: means the revenue billed by us in the last twelve months to the merchant customers that we billed revenue in the same quarter (or period) of the prior year.

Special Note Regarding Adjusted EBITDA and Adjusted EBITDA Margin

dLocal has only one operating segment. dLocal measures its operating segment’s performance by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin, and uses these metrics to make decisions about allocating resources.

Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, transaction expenses and inflation adjustment. Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by revenues.

Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, (“Operating Segments”), Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Nevertheless, dLocal’s Adjusted EBITDA and Adjusted EBITDA Margin metrics should not be viewed in isolation or as a substitute for net income for the periods presented under IFRS. dLocal also believes that its Adjusted EBITDA and Adjusted EBITDA Margin metrics are useful metrics used by analysts and investors, although these measures are not explicitly defined under IFRS. Additionally, the way dLocal calculates operating segment’s performance measures may be different from the calculations used by other entities, including competitors, and therefore, dLocal’s performance measures may not be comparable to those of other entities.

The table below presents a reconciliation of dLocal’s Adjusted EBITDA and Adjusted EBITDA Margin to net income:

	Three months ended				Six months ended
	June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
	(in thousands of US$ except for %)
Profit for the period	US$	17,708	US$	7,411	US$	34,635	US$	7,964
Income tax expense		1,596		481		2,975		1,299
Depreciation and amortization		1,344		336		1,859		462
Secondary offering expenses (“IPO”)		3,042		—		3,747		—
Transaction costs (“Asset acquisition from PrimeiroPay”)		341		—		454		—
Share-based payments non-cash charges		2,116		30		2,681		6,933
Other operating (gain) / loss		—		(12)		(2,896)		71
Other charges, net		(222)		38		311		(1,012)
Adjusted EBITDA	US$	25,925	US$	8,284	US$	43,766	US$	15,717
Revenues	US$	58,961	US$	20,645	US$	99,217	US$	38,640
Adjusted EBITDA Margin		44%		40%		44%		41%

This press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Forward Looking Statements

This press release contains certain forward-looking statements. These forward-looking statements convey dLocal’s current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause dLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and “Cautionary Note Regarding Forward-Looking Statements” sections of dLocal’s registration statement on Form F-1 and certain of dLocal’s other filings with the U.S. Securities and Exchange Commission. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

DLocal Limited

Certain interim financial information

Consolidated Condensed Statements of Comprehensive Income for the three month and six month periods ended June 30, 2021 and 2020.

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Continuing operations
Revenues	58,961	20,645	99,217	38,640
Cost of services	(25,170)	(9,122)	(42,159)	(16,115)

Gross profit	33,791	11,523	57,058	22,525

Technology and development expenses	(596)	(381)	(1,116)	(727)
Sales and marketing expenses	(1,127)	(625)	(2,169)	(1,283)
General and administrative expenses	(13,431)	(2,658)	(19,193)	(12,193)
Net Impairment (loss)/gain on financial assets	(113)	(45)	(167)	898
Other operating gain/(loss)	394	12	3,290	(71)

Operating profit	18,918	7,826	37,703	9,149

Finance income	166	100	184	135
Finance costs	227	(43)	(236)	(46)
Inflation adjustment	(7)	9	(41)	25

Other results	386	66	(93)	114

Profit before income tax	19,304	7,892	37,610	9,263

Income tax expense	(1,596)	(481)	(2,975)	(1,299)

Profit for the period	17,708	7,411	34,635	7,964

Profit attributable to:
Owners of the Group	17,708	7,411	34,628	7,964
Non-controlling interest	—	—	7	—

Profit for the period	17,708	7,411	34,635	7,964

Earnings per share (in USD)
Basic Earnings per share	0.061	0.028	0.124	0.030
Diluted Earnings per share	0.057	0.026	0.114	0.028
Other comprehensive Income
Items that may be reclassified to profit or loss:
Exchange difference on translation on foreign operations	657	(93)	869	(804)

Other comprehensive income / (expense) for the period, net of tax	657	(93)	869	(804)

Total comprehensive income / (expense) for the period	18,365	7,318	35,504	7,160

Total comprehensive income for the period is attributable to:
Owners of the Group	18,365	7,318	35,488	7,162
Non-controlling interest	—	—	16	(2)

	18,365	7,318	35,504	7,160

DLocal Limited

Certain interim financial information

Consolidated Condensed Statements of Financial Position as of June 30, 2021and December 31, 2020

(In thousands of U.S. dollars, except per share amounts, unaudited)

	June 30, 2021	December 31, 2020
ASSETS
Current Assets
Cash and cash equivalents	265,954	111,733
Financial assets at fair value through profit or loss	1,260	8,319
Trade and other receivables	173,979	72,785
Other assets	1,758	2,017

Total Current Assets	442,951	194,854

Non-Current Assets
Deferred tax assets	76	216
Property, plant and equipment	1,961	913
Right-of-use assets	4,083	188
Intangible assets	44,621	4,153
Other assets	—	143

Total Non-Current Assets	50,741	5,613

TOTAL ASSETS	493,692	200,467

LIABILITIES
Current Liabilities
Trade and other payables	247,056	142,865
Lease liabilities	369	201
Tax liabilities	6,043	7,788
Derivative financial instruments	—	2,896
Provisions	2,274	1,393
Contingent consideration liability	665	—

Total Current Liabilities	256,407	155,143

Non-Current Liabilities
Deferred tax liabilities	644	259
Lease liabilities	3,699	17

Total Non-Current Liabilities	4,343	276

TOTAL LIABILITIES	260,750	155,419

EQUITY
Share Capital	586	602
Share Premium	156,623	—
Capital Reserve	8, 365	12,582
Reserves	866	119
Retained earnings	66,490	31,749

Total Equity Attributable to owners of the Group	232,930	45,052

Non-controlling interest	12	(4)

TOTAL EQUITY	232,942	45,048

dLocal was incorporated on February 10, 2021, as a Cayman Islands exempted company with limited liability, duly registered with the Cayman Islands Registrar of Companies. The contribution of dLocal Group Limited (a limited liability company incorporated in Malta, the former holding entity or “dLocal Malta”) shares to dLocal was the Cayman Islands company has been finalized as of April 14, 2021. Until the contribution of dLocal Malta shares to it, dLocal had not commenced operations, consequently the historical information previous to that date presented in here corresponds to dLocal Malta, our predecessor. This reorganization was done, among other things, to facilitate the initial public offering of the Group. dLocal had no prior assets, holdings or operations.

Other disclosures:

Pursuant to the terms of certain lock-up agreements entered into by dLocal’s directors and executive officers, the selling shareholders, and certain other shareholders with the underwriters of dLocal’s initial public offering, the lock-up restrictions will be released immediately prior the opening of trading on August 20, 2021 with respect to 30% of the common shares owned immediately prior to the initial public offering by each of the selling shareholders and dLocal’s directors, executive officers, and certain other shareholders. However, these common shares may not be traded in the market pursuant to Securities Act Rule 144 prior to the date that is 90 days from the date of dLocal’s initial public offering, or September 1, 2021. The conditions required for the release of such shares from the lock-up restrictions occurred automatically as a result of the trading price of dLocal’s Class A common shares as reported on Nasdaq being at least 25% greater than the IPO offering price for five out of ten consecutive trading days prior to the date of the issuance of dLocal’s earning release and is effective as of the second trading date following this announcement. The lock-up restrictions will continue to apply with respect to all remaining common shares subject to the lock-up agreements.

Investor Relations Contact:

investor@dlocal.com

Media Contact:

marketing@dlocal.com